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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Maxtor Corporation
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    577729205
                                  ------------
                                 (CUSIP Number)


                                 October 3, 2000
                              --------------------
             (Date of Event Which Requires Filing of this Statement)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------                                       ---------------------
CUSIP No. 577729205                 13G                        Page 1 of 6 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Hyundai Electronics America
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     Not applicable.
     (a)  / /
     (b)  / /
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  40,829,850
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  40,829,850
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  0
--------------------------- ----------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     40,829,850
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
     (See Instructions)
     Not applicable.
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row (9)
     35.1%
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------


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ITEM 1.   (a)  Name of Issuer: Maxtor Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               510 Cottonwood Drive
               Milpitas, CA 95035

ITEM 2.   (a)  Name of Person Filing: Hyundai Electronics America

          (b)  Address of Principal Business Office or, if None, Residence:

               3101 North First Street
               San Jose, CA 95134

          (c)  Citizenship: The filing company is incorporated in California.

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: 577729205

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) / / Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b)  / /  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) / / Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80A-8).

          (e) / / An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) /X/ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);


                                       3


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          (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               40,829,850 shares.

          (b)  Percent of class:

               35.1%, based on 116,169,646 shares outstanding as reported in the Quarterly Report on Form 10-Q filed on November 14, 2000.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote  0

               (ii)  Shared power to vote or to direct the vote  40,829,850*

               (iii) Sole power to dispose or to direct the disposition of
                     40,829,850**,+

               (iv)  Shared power to dispose or to direct the disposition of  0

* Pursuant to a Voting Agreement dated October 3, 2000 by and among Quantum Corporation and Hyundai Electronics America ("HEA") (the "Voting Agreement"), HEA must cause all of its shares to be voted (i) in favor of the adoption of an Agreement and Plan of Merger and Reorganization dated October 3, 2000 between Quantum and Maxtor (the "Merger Agreement") and the other transactions contemplated by the Merger Agreement; (ii) against any proposal for any merger or similar transaction involving Maxtor (other than with Quantum) or any other action or agreement that would result in a breach of the Merger Agreement or which would result in any of the conditions to Maxtor's obligations under the Merger Agreement not being fulfilled; and (iii) in favor of any other matter relating to consummation of the transactions that is provided for by the Merger Agreement. HEA's obligations under the Voting Agreement terminate upon (i) any termination of the Merger Agreement or (ii) the consummation of the merger, whichever first occurs.

** In a public offering completed on February 9, 1999, DECS Trust IV, a Delaware business trust (the "Trust"), sold 12,500,000 DECS. DECS are securities that represent all of the beneficial interest in the Trust, which owns U.S. Treasury Securities and a prepaid forward contract (the "Contract") with HEA for the purchase of up to 12,500,000 shares of Maxtor common stock owned by HEA. On or about February 15, 2002, or upon earlier liquidation of the Trust in certain circumstances, the Trust will distribute the shares of Maxtor common stock owned by HEA subject to the Contract to holders of the DECS. Pursuant to the terms of the Contract, HEA has granted the Trust a security interest in 12,500,000 shares of Maxtor common stock. However, unless and until HEA distributes the shares of Maxtor common stock to the Trust, HEA will


                                       4
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retain beneficial ownership of such shares. The Contract provides that HEA may deliver fewer shares or choose to settle its obligations under the DECS in cash. If HEA delivers 12,500,000 shares of Maxtor common stock upon termination of the Trust, HEA's beneficial ownership of Maxtor will be reduced to 28,329,850 shares of Maxtor common stock or 24.4%, based on 116,169,646 shares outstanding as reported in the Quaterly Report on Form 10-Q filed on November 14, 2000.

+Pursuant to the Voting Agreement, HEA may not (i) tender any of its shares to any person; (ii) dispose of any its shares, (iii) enter into any derivatives transaction that transfers any of the economic benefits or risks of ownership of any of its shares; (iv) enforce or permit the execution of any redemption, share purchase or sale, recapitalization or other agreement with Maxtor; (v) enter into any agreement with respect to or consent to the offer for disposition or disposition of any of its shares. HEA's obligations under the Voting Agreement terminate upon (i) any termination of the Merger Agreement or (ii) the consummation of the merger, whichever first occurs.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                       5


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001



                                     Hyundai Electronics America

                                     By:  /s/ Halfred M. Hofherr
                                        -------------------------------------
                                          Halfred M. Hofherr
                                          Secretary



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